

S H D C

TCM & Co. LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $200,000

Offering End Date: February 27, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: TCM & Co. LLC

Founded: August 11, 2019

Address: 2325 18th St NW
            Washington, DC 20009

Industry: Full-Service Restaurants

Employees: 16
Website: https://www.shanklinhall2325.com/

Use of Funds Allocation:

If the maximum raise is met:

$113,000 (56.50%) – of the proceeds will go towards working capital- 2nd floor build out and expansion of operations
$75,000 (37.50%)- of the proceeds will go towards debt refinance
$12,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 12,400 Followers

SMB x



Business Metrics:

	FY22	FY23	YTD 10/17/2024
Total Assets	$50,473	$77,363	$126,553
Cash & Cash Equivalents	$18,473	$45,363	$94,553
Accounts Receivable	$0	$0	$0
Short-term Debt	$7,638	$44,986	$35,876
Long-term Debt	$0	$105,603	$285,598
Revenue	$12,880	$958,975	$934,031
Cost of Goods Sold	$0	$118,226	$179,798
Taxes	$0	$0	$0
Net Income	-$43,895	-$181,136	-$111,609

Recognition:

TCM & Co. LLC (DBA Shanklin Hall) was founded by a close-knit group of friends and family who saw a pressing need for change in how they connect and fellowship. They created this social club to offer thoughtful, high-quality events that serve the Black community in Washington, D.C. with a focus on depth and authenticity, filling a cultural void. They actively support other small businesses in DC's nightlife industry, such as DJs, photographers, videographers, event coordinators, and more, fostering growth and collaboration within the local ecosystem.

About:

TCM & Co. LLC (DBA Shanklin Hall) is a social club centered at the intersection of community, creativity, and wellness. Inspired by the rich history of Washington, D.C. and its people, they provide a home for collective elevation and cultural development.

For more information, contact our Customer Support Team at support@thesmbx.com

